SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Stamps.com, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

852857101
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  / Rule 13d-1(b)
/  / Rule 13d-1(c)
/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 852857101

1.     Name of Reporting Person:

       SBIC Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                  5.  Sole Voting Power: -0-
Number of
Shares
Beneficially      6.  Shared Voting Power: -0-
Owned By
Each
Reporting         7.  Sole Dispositive Power: -0-
Person
With
                  8.  Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       / /

11.    Percent of Class Represented by Amount in Row (9): 0.0%

12.    Type of Reporting Person: PN
--------------


CUSIP No. 852857101

1.     Name of Reporting Person:

       Jeffrey J. Brown

2.     Check the Appropriate Box if a Member of a Group:

       (a) / /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                  5.  Sole Voting Power: -0-
Number of
Shares
Beneficially      6.  Shared Voting Power: -0-
Owned By
Each
Reporting         7.  Sole Dispositive Power: -0-
Person
With
                  8.  Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       /  /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: IN
--------------

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 11, 2000, as amended by Amendment No. 1 dated February 7, 2001 (the "Schedule 13G"), relating to the Common Stock, par value $0.001 per share (the "Stock"), of Stamps.com, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4. Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SBIC

SBIC is not the beneficial owner of any of the shares of the Stock.

Brown

Brown is not the beneficial owner of any of the shares of the Stock.

Controlling Persons

FBB

FBB, the managing general partner of SBIC, is not the beneficial owner of any of the shares of the Stock.

FBB Venture

FBB Venture, the sole general partner of FBB, is not the beneficial owner of any of the shares of the Stock.

Forrest

Forrest, an executive officer, director and shareholder of FBB Venture, is not the beneficial owner of any of the shares of the Stock.

Binkley

Binkley, an executive officer, director and shareholder of FBB Venture, is not the beneficial owner of any of the shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SBIC

SBIC has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Brown

Brown has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

FBB

FBB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

FBB Venture

FBB Venture has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Forrest

Forrest has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Binkley

Binkley has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

On November 4, 2002, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:        February 5, 2003

SBIC PARTNERS, L.P.

By: Forrest Binkley & Brown L.P.,
    General partner

    By: Forrest Binkley & Brown Venture Co.,
          General partner

       By: /s/ Gregory J. Forrest
            Gregory J. Forrest,
            Office of the President

       By: /s/ Nicholas B. Binkley
            Nicholas B. Binkley,
            Office of the President

       By: /s/ Jeffrey J. Brown
            Jeffrey J. Brown,
            Office of the President

/s/ Jeffrey J. Brown
Jeffrey J. Brown